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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.         ) *

Instinet Group, Inc.

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

457750 10 7 (CUSIP Number)

12/31/05

(Date of Event Which Requires Filing of this Statement)

THIS SCHEDULE IS BEING FILED PURSUANT TO RULE I3a-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 457750 10 7	13G PAGE 2

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

TA Associates, Inc.

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

GPH DT Partners

1998 GPH Fund LLC

2000 Exchange Place Fund LLC

04-3205751 04-3520503 04-3334380 04-3299318 04-3465628 04-3398534 04-3395404 None 04-3407752 04-3492754
2	CHECK THE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4

CITIZENSHIP OR PLACE OF ORGANIZATION

TA Associates, Inc.

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

GPH DT Partners

1998 GPH Fund LLC

2000 Exchange Place Fund LLC

Delaware Delaware Delaware Delaware Delaware Delaware Delaware Massachusetts Massachusetts Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH

  5    SOLE VOTING POWER

         TA Associates, Inc.

         TA IX L.P.

         TA/Advent VIII L.P.

         Advent Atlantic and Pacific III L.P.

         TA/Atlantic and Pacific IV L.P.

         TA Executives Fund LLC

         TA Investors LLC

         GPH DT Partners

         1998 GPH Fund LLC

         2000 Exchange Place Fund LLC

0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0
6 SHARED VOTING POWER N/A

  7    SOLE DISPOSITIVE POWER

         TA Associates, Inc.

         TA IX L.P.

         TA/Advent VIII L.P.

         Advent Atlantic and Pacific III L.P.

         TA/Atlantic and Pacific IV L.P.

         TA Executives Fund LLC

         TA Investors LLC

         GPH DT Partners

         1998 GPH Fund LLC

         2000 Exchange Place Fund LLC

0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0
8 SHARED DISPOSITIVE POWER N/A

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

TA Associates, Inc.

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

GPH DT Partners

1998 GPH Fund LLC

2000 Exchange Place Fund LLC

0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

TA Associates, Inc.

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

GPH DT Partners

1998 GPH Fund LLC

2000 Exchange Place Fund LLC

0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0%
12	TYPE OF REPORTING PERSON Four Limited Partnerships Four Limited Liability Companies One General Partnership One Corporation

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G	PAGE 3

ITEM 1 (A)	NAME OF ISSUER: Instinet Group Inc.

ITEM 1 (B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
3 Times Square New York, NY 10036

ITEM 2 (A)

NAME OF PERSON FILING:

TA Associates, Inc.

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

GPH DT Partners

1998 GPH Fund LLC

2000 Exchange Place Fund LLC

ITEM 2 (B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: c/o TA Associates 125 High Street, Suite 2500 Boston, MA 02110

ITEM 2 (C)	CITIZENSHIP: Not Applicable

ITEM 2 (D)	TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (E)	CUSIP NUMBER: 457750 10 7

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B) OR 13D-2 (B), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4	OWNERSHIP

ITEM 4 (A)	AMOUNT BENEFICIALLY OWNED:	COMMON STOCK

	TA Associates, Inc. TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC GPH DT Partners 1998 GPH Fund LLC 2000 Exchange Place Fund LLC	0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0

ITEM 4 (B)	PERCENT OF CLASS	PERCENTAGE

	TA Associates, Inc. TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC GPH DT Partners 1998 GPH Fund LLC 2000 Exchange Place Fund LLC	0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0	% % % % % % % % % %

ITEM 4 (C)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

	(I) SOLE POWER TO VOTE OR DIRECT THE VOTE:	COMMON STOCK

	TA Associates, Inc. TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC GPH DT Partners 1998 GPH Fund LLC 2000 Exchange Place Fund LLC	0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0

	(II) SHARED POWER TO VOTE OR DIRECT THE VOTE:	N/A

	(III) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:	COMMON STOCK

	TA Associates, Inc. TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC GPH DT Partners 1998 GPH Fund LLC 2000 Exchange Place Fund LLC	0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0

	(IV) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION	N/A

ATTACHMENT TO FORM 13G	PAGE 4

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This schedule 13G is filed pursuant to Rule 13d-l (d). For the agreement of the TA group members to a joint filing, see below.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10	CERTIFICATION: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

TA IX L.P., TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA/Atlantic and Pacific IV L.P., TA Executives Fund LLC, TA Investors LLC, GPH DT Partners, 1998 GPH Fund LLC and 2000 Exchange Place Fund LLC hereby agree that TA Associates Inc. shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Instinet Group Inc.

Dated:  February 14, 2006

TA Associates, Inc.

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA IX L.P.

By:	TA Associates IX LLC., its General Partner

By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA/ADVENT VIII L.P.

By:	TA Associates VIII LLC, its General Partner

By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

ADVENT ATLANTIC AND PACIFIC III L.P.

By:	TA Associates AAP III Partners L.P., its General Partner

By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA/ATLANTIC AND PACIFIC IV L.P.

By:	TA Associates AP IV L.P., its General Partner

By:	TA Associates, Inc. its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA EXECUTIVES FUND LLC

By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA INVESTORS LLC

By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

GPH DT PARTNERS

By:	/s/ Jeffrey C. Hadden
Jeffrey C. Hadden, Partner

1998 GPH FUND LLC

By:	/s/ Jeffrey C. Hadden
Jeffrey C. Hadden, Manager

2000 EXCHANGE PLACE FUND LLC

By:	/s/ Jeffrey C. Hadden
Jeffrey C. Hadden, Manager